Bernstein, Shur, Sawyer & Nelson, P.A. 100 Middle Street PO Box 9729 Portland, ME 04104-5029 T (207) 774 - 1200 F (207) 774 - 1127

VIA EDGAR

November 9, 2015

Mr. James E. O’Conner

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Capitol Series Trust (the “Trust”); File No. 811-22895/ 333-191495

Dear Mr. O’Conner:

We are in receipt of your comments to Post-Effective Amendment No. 8 under the Securities Act of 1933, as amended (the “1933 Act”)/ No. 9 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s registration statement on Form N-1A filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2015 to register Institutional Shares and Retail Shares of its new series, Preserver Alternative Opportunities Fund (accession number 0001193125-15-301359) (the “Registration Statement”). We want to thank you for your comments on this Registration Statement for Preserver Alternative Opportunities Fund (the “Fund”). We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have listed the various questions/comments that you have posed, immediately followed by our response and corrective actions taken (if applicable). For ease of reference, we have followed the same format and numbering system utilized in the Comment Letter. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Trust is filing concurrently with this response Post-Effective Amendment No. 11 under the 1933 Act/ No. 12 under the 1940 Act to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to your comments as well as certain other changes. The Amendment is marked to note these changes.

bernsteinshur.com

November 9, 2015

Comments/Questions Posed Our Responses:

Prospectus – Summary Section

Comment 1: It appears that short selling will be a principal investment strategy of the Fund and, as a result, the cost of short sales will constitute a material expense of the Fund. Accordingly, the “Other Expenses” line item in the Fees and Expense Table must include an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Alternatively, you may add a subcategory line item under “Other Expenses” to disclose specifically the expenses of selling short, particularly if they represent a material percentage of “Other” expenses. A footnote appended to the line item should explain why the Fund pays these expenses. In addition, please include in the disclosure made in response to Item 4, a discussion of the costs associated with these sales.

Response 1: After further consideration, the Adviser has advised that short selling will not be a principal investment strategy of the Fund. Accordingly, disclosure relating to short selling has been removed from the Prospectus and the requested updates have not been incorporated into the Amendment.

Comment 2: It appears that high turnover will be a risk of the Fund’s strategies. If so, it should be mentioned in the section entitled “Summary Section – Fees and Expenses of the Fund – Portfolio Turnover.”

Response 2: The Adviser anticipates the annual turnover of the Fund to be less than 100%. Accordingly, the requested update has not been incorporated into the Amendment.

Comment 3: If high turnover is a risk, please make clear in the portfolio summary, that a portfolio turnover over 100% will not only result in a higher level of capital gain distributions, but that these distributions may be characterized entirely as short-term capital gain distributions that are not only taxed at ordinary income rates, but are particularly disadvantaged when received from “regulated investment companies.”

Response 3: For the reason set forth in Response 2, the requested update has not been incorporated into the Amendment.

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Comment 4: In the section entitled “Summary Section – Principal Investment Strategies”, define equity securities.

Response 4: The disclosure defining “equity securities” has been relocated to a new section entitled “Summary Section – Principal Investment Strategies – Permissible Investments” and has been revised to also include preferred stock.

Comment 5: Please explain the following disclosure in light of the proposed name of the Fund: “The Fund through the Adviser and Sub-Advisers may employ a long-only strategy involving the purchase of equity and fixed income securities that the Adviser or Sub-Advisers believes are undervalued. Does this language mean that the Adviser and Sub-Advisers may use the long only strategy at the same time alternative strategies are employed? Or, does this language mean that there could be times when only long strategies are utilized. If the latter, explain how the disclosure is consistent with the Fund’s proposed name.

Response 5: According to the Adviser, the Adviser and Sub-Advisers may use a long-only strategy that involves the purchase of Equity and Fixed Income Securities in addition to the employment of one or more alternative investment strategies. The section entitled “Summary Section – Principal Investment Strategies” has been revised to state as follows: “In addition to the employment of alternative investment strategies, the Adviser and the Sub-Advisers may employ a long-only strategy involving the purchase of equity and fixed income securities that the Adviser or a Sub-Adviser believes are undervalued based on traditional fundamental analysis. At no time, however, will the long-only strategy be the only strategy employed to manage the Fund’s assets.”

Comment 6: Please describe all the strategies that the Fund expects to employ in the section entitled “Summary Section – Principal Investment Strategies”.

Response 6: The disclosure outlining the principal investment strategies employed by the Fund has been relocated to a new section entitled “Summary Section – Principal Investment Strategies – Alternative Investment Strategies and Long-Only Investing”. This section includes additional disclosure regarding the Long-Only Strategy referenced in Response 5 as well as the following alternative investment strategies: (1) Event Driven Strategy; (2) Structured Credit Strategy; and (3) Tactical Trading Strategy. The Adviser has confirmed that these are the principal strategies that will be used to manage the Fund’s assets. The following sentence has also been deleted from this section: “These summaries do not represent a complete description of the alternative strategies that may be employed.” Similar updates have been incorporated into the section entitled “Additional Information regarding Principal Investment Strategies – Overview of the Fund – Principal Investment Strategies”.

Comment 7: Please identify the kinds of equity securities in which the Fund intends to invest as a principal investment strategy in the section entitled “Summary Section – Principal Investment Strategies.” Will the Fund invest in preferred stock? Please also indicate that the Fund may invest in companies of any size. Is there any limit on the Fund’s ability to invest in securities of foreign companies?

November 9, 2015

Response 7: See Response 4 above. The description of Equity Securities already includes disclosure to the effect that the Fund may invest in companies of any size. The description of Equity Securities has been relocated to a new section entitled “Summary Section – Principal Investment Strategies – Permissible Investments” and has been updated to reflect that while the percentage of the Fund’s total assets invested in Equity Securities is expected to fluctuate, generally, such investments will not exceed 40% of total assets. Similar updates have been incorporated into the section entitled “Additional Information regarding Principal Investment Strategies – Overview – Principal Investments.”

Comment 8: Please identify all of the debt securities in which the Fund intends to invest as a principal investment strategy in the section entitled “Summary Section – Principal Investments Strategies”. Also, loan participations can be fixed or variable rate instruments. Please clarify if the Fund will invest in variable rate loans.

Response 8: The description of Fixed Income Securities has been relocated to a new section entitled “Summary Section – Principal Investment Strategies – Permissible Investments.” The Fund may invest in fixed or variable rate Fixed Income Securities and the description of Fixed Income Securities has been revised accordingly.

Comment 9: In the description of the Relative Value Strategy set forth in the section entitled “Summary Section – Principal Investment Strategies”, please clarify what is meant by the following disclosure: “trading of credit exposures on a fundamental basis.”

Response 9: The description of the Relative Value Strategy has been removed. The section entitled “Additional Information regarding Principal Investment Strategies – Overview of the Fund – Principal Investment Strategies” has also been revised to eliminate reference to this strategy. See Response 6 above.

Comment 10: Will the Fund include investments in funds exempt from registration pursuant to Sections 3(c)(1) and 3(c)(7), such as hedge funds and CLOs, in the overall 15% of net assets limitation on illiquid securities applicable to open-end funds? In particular it appears from subsequent disclosure that the Fund will invest in private equity funds as a principal investment strategy. It is the staff’s position, with respect to open-end funds, that (1) these funds must include their investments in funds exempt from registration pursuant to Sections 3(c)(1) and 3(c)(7), such as hedge funds and CLOs, in the overall 15% of net assets limitation on illiquid securities applicable to open-end funds. Please explain how the Fund will maintain 85% of its investments in liquid assets.

Response 10: The Fund may invest in Private Funds exempt from registration under the 1940 Act to implement its principal investment strategies. The definition of Private Fund is currently included in the section entitled “Summary Section – Alternative Investment Strategies and Long – Only Investing – Pooled Investment Vehicles” and states that Private Funds include hedge funds and collateralized loan obligations. The section entitled “Summary Section – Principal Investment Strategies – Alternative Investment Strategies and Long – Only Investing – Illiquid Securities” states that the Fund intends to treat interests in Private Funds and loan participations as illiquid.

November 9, 2015

To help ensure that the Fund maintains 85% of its investments in liquid assets, the Board has adopted Guidelines for Determining Liquidity of Certain Portfolio Securities (the “Guidelines”). The Guidelines charge the Adviser and each Sub-Adviser with the responsibility for determining the liquidity of each portfolio security over which the Adviser/Sub-Adviser exercises discretion. The Adviser is responsible for coordinating with the Sub-Advisers to ensure that the Fund’s overall portfolio is in compliance with the 85% limitation.

The Guidelines define liquidity consistent with the SEC definition thereof, sets forth general guidance regarding how to evaluate the liquidity of securities, and provides specific guidelines regarding how to evaluate the liquidity of certain securities such as Section 4(2) Commercial Paper, Rule 144A Securities, large positions in publicly traded securities and thinly traded securities. The Guidelines also identifies securities that the Trust automatically: (1) deems to be illiquid (e.g. Private Funds); (2) deems to be liquid; and (3) presumes to be illiquid (e.g. loan participations). With respect to securities presumed to be illiquid, the Guidelines set forth the circumstances under which the Adviser/Sub-Adviser may consider such securities to be liquid.

Under the Guidelines, the Adviser/Sub-Adviser is responsible for monitoring the Fund’s security holdings over which it exercises discretion to confirm the continued appropriateness of liquidity determinations. Consistent with the Guidelines, the Adviser (on behalf of itself and the Sub-Advisers) will be required to report at each regularly scheduled Board meeting, among other things, the illiquid securities held and the percentage of the Fund’s portfolio represented by illiquid securities.

Comment 11: In the section entitled “Summary Section – Principal Investment Strategies – Investment Company Interests”, please clarify that BDCs are not registered under the Investment Company Act.

Comment 11: The section entitled “Summary Section – Principal Investment Strategies – Investment Company Interests” has been renamed “Summary Section – Principal Investment Strategies – Alternative Investment Strategies and Long-Only Investing – Other Pooled Investment Vehicles”. References to BDCs have been deleted and BDCs are now included in the disclosure defining Equity Securities.

Comment 12: In the section entitled “Summary Section – Principal Investment Strategies – Investment Process”, please explain what is meant by “equity-linked total return potential” and “moderate correlation”? Please describe in plain English the Fund’s strategies referred to by these strategies.

Response 12: The section entitled “Summary Section – Principal Investment Strategies – Investment Process” has been updated to more clearly articulate the types of returns sought by the Adviser with respect to investments allocated to it for investment. Specifically, the disclosure now reads as follows:

To identify investments for Allocated Assets, the Adviser looks for long-term return potential over a full market cycle similar to that of the S&P 500 Index. A

November 9, 2015

full market cycle is a peak-to peak period that includes a recession and a price decline of at least 20% from the previous market peak, followed by a rebound that establishes a new, higher peak. The Adviser also searches for Equity and/or Fixed Income Securities with current income potential of greater than 2-3% for equity-focused strategies and greater than 6% for other strategies, lower volatility as compared to equity and fixed income markets and liquidity.

Similar updates have been incorporated into the section entitled “Additional Information regarding Principal Investment Strategies – Investment Process.”

Comment 13: Given the nature of the Fund’s investments, does the Fund have a liquidity risk management program? If so, please describe it, if not why not? See for example, Proposed Rule 22e-4.

Response 13: Please see Response 10 above. Proposed Rule 22e-4 has yet to be adopted. If adopted, the Trust will incorporate applicable liquidity testing requirements into its compliance program adopted pursuant to Rule 38a-1 under the 1940 Act.

Comment 14: Please confirm, where appropriate, that the Fund will be able to liquidate at least 85% of its portfolio within seven days at approximately the value at which the Fund has valued it. See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 186121 (March 20. 1992).

Response 14: The Fund has procedures in place to help ensure that its investment in illiquid securities will not exceed 15% of the Fund’s net assets. Please see Response 10 above.

Comment 15: Please advise as to whether or not the Fund intends to only invest in publicly-traded BDCs.

Response 15: The Adviser has confirmed that the Fund will only invest in publicly-traded BDCs. The new section entitled “Summary Section – Principal Investment Strategies – Permissible Investments” includes a description of the Equity Securities in which the Fund will principally invest and states that the Fund will invest in exchange-traded (including NASDAQ traded) BDCs. Similar disclosure has been incorporated into the section entitled “Description of Principal Investments – BDC.”

Comment 16: In the section entitled “Summary Section – Principal Investment Risks – BDC Risk”, please also disclose that BDCs have high management fees that the investors in the Fund will pay indirectly.

Response 16: The section entitled “Summary Section – Principal Investment Risks – BDC Risk” has been revised to incorporate the disclosure regarding the high management fees paid by BDCs. Additionally, a new principal risk entitled “Fee Layering Risk” has been incorporated into the section entitled “Summary Section – Principal Investment Risks” and states as follows:

November 9, 2015

Fee Layering Risk. When the Fund invests in a BDC, MLP, Private Fund, another registered investment company or REIT, the Fund will indirectly bear its proportionate share of any fees and expenses payable directly by that entity. Therefore, the Fund will incur additional expenses which may be duplicative of the Fund’s own operational expenses. As a result, the Fund’s investments in these entities may result in the Fund paying higher expenses than other funds with similar investment objectives and strategies or than if it invested directly in the securities held by these entities.

Similar revisions have been incorporated into the section entitled “Principal Investment Risks” and “Principal Investment Risks – BDC Risk.”

Comment 17: Please disclose that BDCs are permitted to use a higher level of leverage than a registered fund and that they are also permitted to impose incentive fees that a registered fund would not be permitted to impose. The higher levels of fees will be paid indirectly by investors in the fund.

Response 17: The section entitled “Summary Section – Principal Investment Risks – BDC Risk” has been revised to incorporate the requested updates regarding a BDC’s ability to use greater leverage than a registered fund and to impose incentive fees that a registered fund is not permitted to impose. Similar revisions have been incorporated into the section entitled “Principal Investment Risks – BDC Risk.”

With respect to the higher level of fees that will be indirectly paid by investors due to BDC investments, see Response 15 above.

Comment 18: In the section entitled “Summary Section – Principal Investment Risks – BDC Risk”, a BDC is identified as a “regulated investment company.” Please clarify.

Response 18: The reference to a BDC as a “regulated investment company” has been removed from the sections entitled “Summary Section – Principal Investment Risks – BDC Risk” and “Principal Investment Risks – BDC Risk”.

Comment 19: High turnover would appear to be a risk of the Fund’s strategies. If so, please describe the risks.

Response 19: See Response 2 above. For the reasons set forth in Response 2, the proposed disclosure has not been incorporated into the Amendment.

Comment 20: In the section entitled, “Summary Section – Principal Investment Risks – Investment Company Risk”, it is noted that the Fund will indirectly bear its proportionate share of any fees and expenses of any registered investment company in which it investments. Please include disclosure that the Fund will also indirectly bear its proportionate share of any fees and expenses of any BDC, MLP or REIT in which it invests.

Response 20: The fee layering disclosure referenced in the sections entitled “Summary Section – Principal Investment Risks – Investment Company Risk” and “Principal Investment Risks –

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Investment Company Risk” has been removed and a new principal risk entitled “Fee Layering Risk” has been incorporated into the sections entitled “Summary Section – Principal Investment Risks” and “Principal Investment Risks”. The BDC, MLP and REIT risk disclosure set forth the in the sections entitled “Summary Section – Principal Investment Risks” and “Principal Investment Risks” have been revised to cross reference the new “Fee Layering Risk” in each of these sections. See Response 16 above.

Comment 21: Loan participations are more commonly variable rate securities rather than fixed rate. In the section entitled “Summary Section – Principal Investment Risks – Loan Participation Risk”, describe the risks of variable as well as fixed rate loans.

Response 21: The section entitled “Summary Section – Principal Investment Risks – Loan Participation Risk” incorporates the disclosure set forth in the section entitled “Summary Section – Principal Investment Risks – Fixed Income Security Risk”. The section entitled “Principal Investment Risks – Loan Participation Risk” incorporates the disclosure set forth in the section entitled “Principal Investment Risks – Fixed Income Security Risk.” The disclosure contained in the sections entitled “Summary Section – Principal Investment Risks – Fixed Income Security Risk” and “Principal Investment Risks – Fixed Income Security Risk” has been revised to include disclosure regarding the risks of investment in variable-rate fixed income securities.

Comment 22: In the section entitled “Summary Section – Principal Investment Risks – Management Risk”, delete the clause “Although the Adviser and each Sub-Adviser have extensive experience managing assets of the type in which the Fund intends to invest”. This language does not describe a risk.

Response 22: The noted disclosure has been deleted in the sections entitled “Summary Section – Principal Investment Risks – Management Risk” and “Principal Investment Risks – Management Risk.”

Comment 23: In the sections entitled “Summary Section – Principal Investment Risks – Private Fund Risk”, the reader is directed to “Investment Company Risk” below.” “Investment Company Risk”, however, precedes the description of “Private Fund Risk”. Please update the “Private Fund Risk” disclosure accordingly.

Response 23: The requested update has been made to the sections entitled “Summary Section – Principal Investment Risks – Private Fund Risk” and “Principal Investment Risks – Private Fund Risk.”

Comment 24: The section entitled “Summary Section – Principal Investment Risks – Private Fund Risk” includes disclosure regarding expense layering risk. Please update the “Summary Section” to clarify that this risk also applies to the Fund’s investments in REITs, BDCs, and MLPs.

Response 24: The disclosure included in the sections entitled “Summary Section – Principal Investment Risks – Private Fund Risk – Expense Layering Risk” and “Principal Investment

November 9, 2015

Risks – Private Fund Risk – Expense Layering Risk” has been removed and a new principal risk entitled “Fee Layering Risk” has been incorporated into the sections entitled “Summary Section – Principal Investment Risks” and “Principal Investment Risks”. See Response 16 above.

Comment 25: In the section entitled “Summary Section – Principal Investment Risks – REIT Risk”, please disclose that to the extent the Fund invests in REITs, the Fund’s distributions may be taxable as ordinary income to investors because most REIT distributions come from mortgage interest and rents. For this reason the Fund’s distributions may be taxed at the 35% ordinary income rate, rather than qualifying for the 20%/15% rates on qualified dividends accounts.

Response 25: The section entitled “Dividends, Distributions, and Taxes – Taxes-Summary of Certain Federal Income Tax Consequences for Taxable Accounts”, has been revised to incorporate substantially similar disclosure to that proposed.

Comment 26: In the section entitled “Summary Section – Principal Investment Risks – REIT Risk”, please disclose that investors will incur two levels of fund expenses when the Fund invests in REITs.

Response 26: The sections entitled “Summary Section – Principal Investment Risks – REIT Risk” and “Principal Investment Risks – REIT Risk” have been updated to cross-reference the new principal risk entitled “Fee Layering Risk” incorporated into the sections entitled “Summary Section – Principal Investment Risks” and “Principal Investment Risks”, respectively. See Response 17 above.

Comment 27: Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the risks of all of these specific derivatives are disclosed in the risk section. Please also confirm that all derivatives that the Fund will invest in and the risks of such investments are disclosed in the prospectus and/or the SAI. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response 27: The Adviser has advised that the Fund will not directly or indirectly invest in derivatives as part of its principal investment strategy. The Fund may invest in derivatives and employ short-selling as part of its non-principal investment strategies. Derivatives in which the Fund may invest outside of its principal investment strategies and the investment risks related thereto are described in the Fund’s SAI.

Comment 28: In the section entitled “Summary Section – Principal Investment Risks”, the Fund includes a description of the risks relating to short selling. The SEC and Staff have stated that a short sale involves the creation of a senior security under Section 18(g) of the 1940 Act subject to the limitations of Section 18. But the Staff has also stated that they would not recommend enforcement action under Section 18(f) of the 1940 Act if a fund that engages in short selling maintains in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale (under

November 9, 2015

Regulation T and other non-40 Act margin rules), equals the current market value of the security sold short. See “Robertson Stephens Investment Trust” (pub. avail. Aug. 24, 1995) and “Merrill Lynch Asset Management, L.P.” (pub. avail. July 2, 1996). See also Guide 9 to Form N-1A. Otherwise, the fund must own the shorted security or own a call option on the shorted security with a strike price no higher than the price at which the security was sold short. See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” (pub. avail. June 22, 1987). Explain, where appropriate, how the Fund will cover its short sales.

Response 28: The Adviser has advised that short selling will not be a principal investment strategy of the Fund. See Response 1 above. The Fund, however, may sell securities short outside the employment of its principal investment strategies. The SAI has been revised to include updated disclosure regarding the purposes for which the Fund may sell a security short, the risks associated with short selling and the asset coverage requirements mandated by the SEC for short sales.

Comment 29: In the section entitled “Summary Section – Portfolio Management”, please clarify here and elsewhere as applicable in the “Summary Section” that Semper Capital Management, LP will be, initially, the only Sub-Adviser.

Response 29: The requested clarification has been made to the sections entitled “Summary Section – Principal Investment Strategies – Investment Process”, “Summary Section – Portfolio Management”, “Additional Information regarding Principal Investment Strategies – Investment Process” and “Additional Information about Management of the Fund – The Adviser and Sub-Advisers.”

Prospectus – Additional Information regarding Principal Investment Strategies

Comment 30: In the section entitled “Additional Information regarding Principal Investment Strategies – Principal Investments”, insert “common” prior to “securities” in the bullet point that reads as follows: “Equity Securities including securities of MLPs and REITs.”

Response 30: The disclosure in question has been revised to just reference Equity Securities as it is a term previously defined in the new section entitled “Summary Section – Principal Investment Strategies – Permissible Investments – Equity Securities”. That section includes disclosure to the effect that Equity Securities include the exchange-traded (including NASDAQ traded) common securities of MLPs, BDCs and REITs.

Comment 31: In the section entitled “Additional Information regarding Principal Investment Strategies – Principal Investments”, insert “corporations of any size” prior to “MLPs” in the Investment Strategies – Principal Investments”, insert “common” prior to “securities” in the bullet point that reads as follows: “Equity Securities including securities of MLPs and REITs.”

Response 31: See Responses 7 and 30 above.

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Prospectus – Principal Investment Risks

Comment 32: “Large Company Risk” is included in the section entitled “Principal Investment Risks.” Please also include a summary of this risk in the section entitled “Summary Section – Principal Investment Risks.

Response 32: “Large Company Risk” disclosure is already included in the section entitled “Summary Section – Principal Investment Risks.” The disclosure of this risk in the “Principal Investment Risks” section has been updated to parallel the disclosure for the same risk in the section entitled “Summary Section – Principal Investment Risks.”

Comment 33: In the section entitled “Principal Investment Risks – Management Risk”, delete the clause “Although the Adviser and each Sub-Adviser have extensive experience managing assets of the type in which the Fund intends to invest”. This language does not describe a risk.

Response 33: See Response 22 above.

Comment 34: The section entitled “Principal Investment Risks – Private Fund Risk” includes disclosure regarding expense layer risk. Please update the “Principal Investment Risks” section to clarify that this risk also applies to the Fund’s investments in REITs, BDCs, and MLPs.

Response 34: See Responses 20 and 24 above.

Comment 35: If the Fund follows a growth style of investing, please include related disclosure in the “Principal Risk Section” as well as in other applicable sections of the Prospectus.

Response 35: The Adviser advises that the Fund does not follow a growth style of investing. Accordingly, the proposed disclosures have not been incorporated into the Amendment.

Prospectus –Account Information

Comment 36: If the Fund may be sold through insured depository institutions, please add the following disclosure required by Item 4(b)(1)(iii) of Form N-1A: Investments in the Fund are not insured or guaranteed by the FDIC or any government agency. See Item 4(b)(1)(iii) of Form N-1A.

Response 36: The Prospectus cover already includes the proposed disclosure. Similar disclosure has been incorporated into the sections entitled: “Summary Section – Principal Investment Risks” and “Additional Information regarding Principal Investment Risks.”

Prospectus –Determination of Net Asset Value

Comment 37: Please make clear that, where a person is designated in the prospectus as “authorized to consummate transactions,” the Fund is required to do so at a price based on NAV next computed after the authorized representative’s receipt of the order to buy or sell. See Rule 22c-1 under the 1940 Act. Even if an authorized representative were to fail in its duty to transmit timely the order, the Fund is required to process the order at the NAV next computed after receipt of the order by the authorized representative.

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Response 37: This concept is already addressed in the section entitled: “Account Information – How to Buy Shares – Other Purchase Information”. The following language has, however, been added to the section entitled “Determination of Net Asset Value”: “Requests to purchase and sell shares are processed at the applicable NAV next calculated after the Fund or an broker-dealer or financial institution accepts your order in proper form.” A similar clarification has been made to the section entitled “Account Information – How to Redeem Shares”

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Thank you again for your comments to the Registration Statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Leslie K. Klenk

Leslie K. Klenk